09059174

Mail Processing Section

MAR 02 2009

Washington, DC 106

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 40524 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARTER CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 OLD POST ROAD
(No. and Street)

| SOUTHPORT | CT | 06890 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CARTER 203-254-3333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM SHAPIRO
(Name – *if individual, state last, first, middle name*)

| 4 CORPORATE DRIVE, | SHELTON | CT | 06484 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





TA 3/26

# OATH OR AFFIRMATION

I, MICHAEL CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARTER CAPITAL CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________

____________________________

____________________________

[Signature]
Signature

PRESIDENT
Title

Donna M. Ramous
Notary Public

DONNA M. RAMOUS
NOTARY PUBLIC - CONNECTICUT
My Comm. Expires May 31, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

TABLE OF CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

4 Corporate Drive
Suite 280
Shelton, CT 06484

Tel 203.944.2100
Fax 203.944.2111
blumshapiro.com

BlumShapiro

**To the Stockholder**
**Carter Capital Corporation**
**Southport, CT 06890**

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Carter Capital Corporation as of December 31, 2008, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Carter Capital Corporation as of December 31, 2007, were audited by other auditors whose report, dated February 20, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of Carter Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum Shapiro & Company, P.C.

February 20, 2009

**CARTER CAPITAL CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31,**

## ASSETS

| | 2008 | 2007 |
|---|---|---|
| **Current assets** | | |
| Cash | $ 24,990 | $ 20,978 |
| **Total current assets** | **24,990** | **20,978** |
| **Total assets** | **$ 24,990** | **$ 20,978** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2008 | 2007 |
|---|---|---|
| **Current liabilities** | | |
| Accrued expenses | $ 250 | $ 250 |
| **Total current liabilities** | **250** | **250** |
| **Stockholder's equity** | | |
| Common stock, no par value, 1,000 shares authorized, issued and outstanding | 21,000 | 21,000 |
| Retained earnings (accumulated deficit) | 3,740 | (272) |
| **Total stockholder's equity** | **24,740** | **20,728** |
| **Total liabilities and stockholder's equity** | **$ 24,990** | **$ 20,978** |

See accompanying notes to financial statements

## CARTER CAPITAL CORPORATION
## STATEMENT OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
## FOR THE YEARS ENDED DECEMBER 31,

| | 2008 | 2007 |
|---|---|---|
| **Revenues** | | |
| Fees and valuations | $ 18,522 | $ 98,000 |
| Expense reimbursement | -0- | 1,689 |
| **Total revenues** | 18,522 | 99,689 |
| **Operating expenses** | | |
| Investment banking | 42,000 | 90,000 |
| Professional fees | 4,700 | 4,640 |
| Dues and licenses | 1,210 | 1,230 |
| Compliance | 1,600 | 2,000 |
| **Total operating expenses** | **49,510** | **97,870** |
| **Other income** | | |
| Other income | 35,000 | -0- |
| **Total other income** | **35,000** | **-0-** |
| **Net income** | **4,012** | **1,819** |
| Retained earnings (accumulated deficit) - beginning | (272) | (2,091) |
| **Retained earnings (accumulated deficit) - ending** | **$ 3,740** | **$ (272)** |

See accompanying notes to financial statements

**CARTER CAPITAL CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31,**

| | 2008 | 2007 |
|---|---|---|
| **Cash flows from operating activities** | | |
| **Net income** | $ 4,012 | $ 1,819 |
| Adjustments to reconcile net income to net cash from operating activities | -0- | -0- |
| **Total adjustments** | -0- | -0- |
| **Net cash provided by operating activities** | 4,012 | 1,819 |
| **Net increase in cash and cash equivalents** | 4,012 | 1,819 |
| Cash - beginning | 20,978 | 19,159 |
| **Cash - ending** | $ 24,990 | $ 20,978 |

See accompanying notes to financial statements

## CARTER CAPITAL CORPORATION
## NOTES TO FINANCIAL STATEMENTS

### Summary of significant accounting policies

This summary of significant accounting policies of Carter Capital Corporation (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

*Description of business* – the Company is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse Mathias & Company. The Company also shares office space and employees with Carter Morse Mathias & Company, which is partially owned by the Company's sole stockholder. Carter Morse Mathias & Company paid all basic operating expenses of the Company during 2008 and 2007.

*Method of accounting* - the Company utilizes the accrual method of accounting for financial reporting.

*Revenue recognition* - the Company recognizes capital placement fees upon the closing of the financing arrangement. All other fees are recognized when earned.

*Accounts receivable* - accounts receivable are shown net of an allowance for doubtful accounts. Based on management's assessment of the credit history with customers having outstanding balances and their current relationships with them, it has concluded that no reserve was deemed necessary at December 31, 2008 and 2007. Accounts receivable balances are written-off when management has concluded that all reasonable methods of collection have been exhausted.

*Income taxes* - the Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on the Company's taxable income.

*Use of estimates in financial statements* - the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Investment banking fees

The Company pays fees for investment banking services to Carter Morse Mathias & Company. The fees totaled $42,000 and $90,000 for 2008 and 2007, respectively.

### Customer securities – possession and control requirements

The Company is exempt from certain provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since it carries no customer accounts and does not otherwise hold funds or securities of customers.

### Capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2008:

| | |
|---|---|
| Net capital | $24,740 |
| Excess of net capital over the requirement | $19,740 |
| Aggregate indebtedness to net capital | .01 to 1.00 |

### Concentration of credit risk

The Company maintains cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

### Vulnerability due to regulatory environment

The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

## CARTER CAPITAL CORPORATION
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC
## DECEMBER 31, 2008

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity qualified for net capital | $ | 24,740 |
| **Net capital** | | **24,740** |
| **Minimum net capital required** | | **5,000** |
| **Excess of net capital over minimum requirements** | **$** | **19,740** |
| **Aggregate indebtedness** | | |
| Accrued expenses | $ | 250 |
| **Total aggregate indebtedness** | **$** | **250** |

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2008 computation of net capital reported to FINRA. As a result, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
4 Corporate Drive
Suite 280
Shelton, CT 06484
Tel 203.944.2100
Fax 203.944.2111
blumshapiro.com

BlumShapiro

**To the Stockholder**
**Carter Capital Corporation**
**Southport, CT 06890**

In planning and performing our audit of the financial statements of Carter Capital Corporation (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blum Shapiro & Company, P.C.

February 20, 2009

CARTER CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007